March 14, 2016

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:     Mr. Asen Parachkevov
Re:    Guggenheim Variable Funds Trust (the “Registrant”)
(File Nos. 002-59353 and 811-02753)

Dear Mr. Parachkevov:
On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) staff on the preliminary proxy statement (the “Proxy Statement”) and other proxy materials filed pursuant to Section 14(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on March 1, 2016 relating to the liquidation of a series of the Registrant, Series C (Money Market Series) (the “Series”). The SEC staff’s comments were conveyed via a telephone conversation between you and James V. Catano of Dechert LLP on March 9, 2016. Throughout this letter, capitalized terms have the same meaning as in the Proxy Statement, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: Please confirm supplementally that the Series will stay current with applicable regulatory filing obligations until its liquidation and termination.
Response:     The Registrant confirms that the Series will stay current with applicable regulatory filing obligations until its liquidation and termination.

2.	Comment: Please confirm supplementally that the Registrant will undertake to mark all EDGAR series and class identifiers as inactive following the Series’ liquidation and termination.
Response:     The Registrant confirms that it will undertake to mark all EDGAR series and class identifiers as inactive following the Series’ liquidation and termination.

3.	Comment: Please consider clarifying that the Series’ liquidation will not create a U.S. federal income tax liability for shareholders.

Response:     The Registrant has revised the tax disclosure in response to the SEC staff’s comment.

4.	Comment: In any future PRE14A filings, please undertake to mark the PRE14A filings as “preliminary” in accordance with Rule 14a-6(e) under the Exchange Act.
Response:     The Registrant confirms that in any future PRE14A filings it will undertake to mark the PRE14A filings as “preliminary” in accordance with Rule 14a-6(e) under the Exchange Act.

5.	Comment: Please consider clarifying the disclosure regarding proportional voting.
Response:     The Registrant has clarified the disclosure regarding proportional voting in response to the SEC staff's comment.

6.
Comment:    In the section of the Proxy Statement entitled “Background,” please consider striking the statement that qualifies the disclosure regarding the Plan of Liquidation in its entirety by reference to the Plan of Liquidation provided as an exhibit to the Proxy Statement.

Response:    The Registrant has implemented the requested change.

7.
Comment:    In the section of the Proxy Statement entitled “Reasons for the Proposed Liquidation,” please consider adding further details regarding the Board’s consideration of alternatives to liquidation.

Response:     The Registrant has added further details regarding the Board’s consideration of alternatives to liquidation.

8.
Comment:    Please confirm supplementally the SEC staff guidance on which the Registrant is relying to solicit shareholder voting instructions on Schedule 14A to approve the Plan of Liquidation with regard to the Series.

Response:     No shareholder vote is required to liquidate the Series under its organizational documents, and the Investment Company Act of 1940, as amended (the “1940 Act”), does not require a shareholder vote to liquidate a series of a registered investment company. However, Section 26(c) of the 1940 Act has been interpreted to prohibit the substitution of an investment option underlying a variable contract with another investment option, absent receipt of an exemptive order for substitution from the SEC.
The Registrant notes that the SEC staff has granted no-action assurances in several instances where variable contract owners had the right to vote on transactions that resulted in share substitutions. See Northwestern National Life Ins. Co, pub. avail. April 10, 1995 (involving the liquidation of an underlying investment option managed by an affiliate of the insurance company sponsoring the variable contracts that allocated a portion of their contract values to the underlying investment option); American Enterprise Life Insurance Company, April 30, 2002 (involving the liquidation of an underlying investment option and the offer of a default investment option that had adopted a plan of distribution pursuant to Rule 12b-1 under the 1940 Act). Security Benefit Life Insurance Company and its affiliates sponsor variable contracts that allocate a portion of their contract values to the Series, which is advised by Security Investors, LLC (an affiliate of Security Benefit Life Insurance Company). Based on applicable SEC staff no-action assurances, shareholder approval of the Plan of Liquidation is being sought.

9.	Comment: Please confirm supplementally that the Series will distribute and transfer liquidation proceeds within seven (7) days of the Liquidation Date, as provided in Section 22(e) of the 1940 Act.
Response:     The Registrant confirms that the Series will distribute and transfer liquidation proceeds within seven (7) days of the Liquidation Date.

10.	Comment: In the section of the Proxy Statement entitled “Other Information—Share Ownership,” please complete the shareholder ownership information.
Response:    The Registrant has implemented the requested change.

11.
Comment:    In the section of the Proxy Statement entitled “Other Information—Cost of the Solicitation,” please complete the estimated expense information and identify the party bearing the cost of the solicitation.

Response:    The Registrant has implemented the requested change.

12.
Comment:    Please confirm supplementally that the Series will determine the collectability of all receivables and include as liquidation costs any receivables that the Series believes it will be unable to collect.

Response:    The Registrant confirms that the Series will determine the collectability of all receivables and include in liquidation costs any receivables that the Series believes it will be unable to collect.

13.	Comment: Please confirm supplementally whether FASB Accounting Standards Codification Topic 450 and FASB FAS 5 will be used in accounting for the liquidation.

Response:    The Registrant confirms that, to the extent applicable, FASB Accounting Standards Codification Topic 450 and FASB FAS 5 will be used in accounting for the liquidation.

14.	Comment: Please consider providing a comparison of the net fees and expenses for the Series and the Invesco V.I. Money Market Fund (Series II), the default investment option.
Response:    The Registrant has implemented the requested change based on the currently effective prospectus for the Series and the Invesco V.I. Money Market Fund (Series II).

15.
Comment:    In the section of the Proxy Statement entitled “SBL’s Rationale for Selecting the Invesco V.I. Money Market Fund for the Reallocation of Contract Value,” please consider clarifying the “economic benefits” that SBL may realize from the liquidation and transfer of contract values to the Invesco V.I. Money Market Fund (Series II).

Response:    The Registrant has clarified the disclosure regarding "economic benefits" in response to the SEC staff's comment.

16.
Comment:    Please explain supplementally whether shareholders will be notified prior to the Liquidation Date regarding the opportunity to transfer their contract values currently allocated to the Series to other investment options available under their Contracts. In addition, in the section of the Proxy Statement entitled “Other Information—Transfer Rights,” please clarify that any transfers from the Invesco V.I. Money Market Fund (Series II) following the Liquidation Date will be free of charge and will not count as a transfer for purposes of any limit on the number of free transfers a Contract Owner may have during a period of time.

Response:    In addition to the Proxy Statement that will be mailed to shareholders, the Registrant previously (i) filed with the SEC (and posted on its website) a supplement to the Prospectus for the Series about the proposed liquidation and shareholders’ transfer rights prior to the Liquidation Date and (ii) mailed its annual shareholder report to existing shareholders containing disclosure regarding the proposed liquidation. In response to the SEC staff's comment, the Registrant has clarified the disclosure in the Proxy Statement with respect to the transfer rights of Contract Owners before and after the proposed liquidation.

17.	Comment: In the section of the Proxy Statement entitled “Other Information—Share Ownership,” please consider clarifying that SBL and its affiliates are the only shareholders of record of the Series.

Response:    The Registrant has clarified the disclosure in response to the SEC staff's comment.

18.
Comment:    In the section of the Proxy Statement entitled “Other Information—Shareholder Voting,” please consider clarifying who is authorized to adjourn the shareholder meeting in the event that sufficient votes to approve the Liquidation Proposal are not received.

Response:    In response to the SEC staff's comment, the Registrant has clarified that, in accordance with the Registrant’s By-Laws, the chairman of the shareholder meeting may adjourn the meeting in the event that sufficient votes to approve the Liquidation Proposal are not received.
Representations
Comment:     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the SEC staff to be certain that they have provided all information investors require for an informed decision. Because the Registrant and its management are in possession of all facts relating to the Registrant’s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response:	The Registrant makes the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.
* * *
Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.
Very truly yours,

/s/ Amy J. Lee
Amy J. Lee
Vice President and Chief Legal Officer
Guggenheim Variable Funds Trust